
April 24, 2020

Yaron Silberman
Chief Executive Officer
ScoutCam Inc.
Suite 7A, Industrial Park
P.O. Box 3030
Omer, Israel 8496500

> **Re: ScoutCam Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2020**
> **File No. 333-237470**

Dear Mr. Silberman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 30, 2020

Cover Page

1. We note your disclosure that the selling stockholders will sell their shares at fixed prices, at market prices or at negotiated prices. We also note that your common stock is currently quoted on the OTC Pink. Please note that being quoted on the OTC Pink does not satisfy the requirement that there be an established public trading market, with respect to secondary at-the-market offerings, for purposes of identifying the offering price on the prospectus cover page as required by Item 501(b)(3) of Regulation S- K. Therefore, please revise to reflect the fixed price at which the shares will be offered.

Risk Factors

Risks Related to our Operations in Israel, page 12

2.   We note that your principal offices are located in Israel. Please expand your risk factors to address risks associated with the following:
  •   legal protections and remedies available to the company for actions taken against it may be pursued within the Israeli legal system, which differs from the U.S. legal system in significant ways;
  •   the company conducts operations outside of the U.S. and the ability to pursue legal matters is subject to limitations imposed by other jurisdictions; and
  •   U.S. regulators' ability to conduct investigations and inspections are limited.

We may become subject to claims for remuneration or royalties for assigned service invention rights..., page 13

3.   We note that a significant portion of your intellectual property has been developed by employees in the course of their employment and that if no specific agreement addressing service invention rights have been entered, the Israeli Compensation and Royalties Committee will determine whether the employee is entitled to remuneration. Please revise to illustrate this risk by quantifying the number of past and present employees that have not entered into assignment of invention agreements and the extent to which you have had to pay such remuneration.

Our Corporate History and Background, page 22

4.   We note that in December 2019, you and Medigus consummated a certain Amended and Restated Asset Transfer Agreement, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business. Please revise to describe the material terms of the agreement. In your revised disclosure, please include the nature and scope of the assets and intellectual property transferred or licensed, each parties' duties and obligations, the term of the agreement, the royalty term, the royalty rates, the termination provisions and any potential milestone payments.

5.   Please expand to disclose the material terms of the intercompany agreement dated May 30, 2019 and the exchange agreement dated September 16, 2019 with Medigus. For instance, please describe the circumstances under which the exchange agreement would require you to issue additional shares representing 10% of your outstanding shares at the date of closing to Medigus, and quantify the number of shares that would be.

Sales and Marketing, page 22

6.   Please revise this section to disclose in greater detail your principal products and their pricing and distribution methods. Please refer to Item 101(h) of Regulation S-K.

Our Customers, page 23

7. We note that you have two major customers that generate most of our current and forecasted revenue in the near term. Please reconcile this with your disclosure in Note 11 that reflects three major customers, one of which represents 45% and which together represent more than 78% of your 2019 revenues. Please revise to quantify the percentages of revenues attributable to each of these customers. Additionally, to the extent that your business is substantially dependent on a contractual agreement with these customers, please identify the customer, disclose the material terms, and file the agreement as an exhibit to your registration statement. Please refer to Items 101(h)(vi) and 601(b)(10) of Regulation S-K.

Proprietary Rights and Technology, page 23

8. Please revise to include the following information:
    * the material terms to any material license or other rights you hold to the intellectual property relating to your micro ScoutCam™ portfolio;
    * patent expiration dates and expected expiration dates for pending patent applications, and if applicable, any steps that you are taking to pursue regulatory means to extend any of your patents; and
    * identification of all applicable jurisdictions where patents are granted or patent applications are pending.

Employment, page 24

9. We note your employees provide services to Medigus, as disclosed in Note 8.a to the financial statements. Please state what percentage of their time is spent on ScoutCam business as opposed to Medigus business.

Regulation, page 24

10. We note your disclosure that in your engagements with customers operating in the biomedical sector, you comply with the medical device standards in that corresponding territory, such as the US Food and Drug Administration or CE in the European Economic Area. Please revise to describe these standards and the process for obtaining approval to market products.

Executive Compensation
Employment Agreements, page 27

11. Please expand your disclosure to describe the material terms of each employment agreement with your named executive officers, and file these agreements as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Director Compensation, page 28

12. Please expand your disclosure to describe all the material terms of the consulting agreement with Professor Benad Goldwasser. For example, disclose the term and termination provisions.

Certain Relationships and Related Party Transactions, page 30

13. Please expand to explain the basis on which Shrem Zilberman Group Ltd. is a related party and describe all of the material terms of the agreement, such as term and termination provisions.

14. Please provide the information required by Item 404(d) of Regulation S-K with respect to the agreements dated May 30, 2019 and September 16, 2019 with Medigus and file these as exhibits to your registration statement.

Selling Stockholders, page 34

15. Please provide us your analysis as to why each of the selling shareholders who received your shares in the business combination transaction should not be deemed underwriters pursuant to Securities Act Rule 145(c). To the extent they are, please name them as underwriters and revise to clarify that the price at which they are offering their shares will remain fixed for the duration of the offering. If they are not, please provide us a basis for your conclusion, including a discussion of whether such selling shareholders were a party to or an affiliate of a party to the business combination transaction discussed in this prospectus. Refer to Section II.G of Securities Act Release 33-8869 (2007).

16. Please disclose the person or persons with voting and investment control over the shares held by entities in the table beginning on page 34. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 140.02, available on the Commission's website.

Signatures, page II-5

17. Please include the signature of the Principal Accounting Officer. See Instruction 1 to Signatures of Form S-1.

Exhibits

18. We note your legality opinion appears to qualify counsel's expertise to opine on the laws of the State of Nevada. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. Please file a new legality opinion (i) from counsel that is admitted to practice in the State of Nevada or (ii) that does not include inappropriate qualifications pertaining to counsel's expertise. For guidance, refer to Section II.B.3.b. of Staff Legal Bulletin No. 19.

General

19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew R. Rudolph, Adv.